UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

RTI Surgical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74975N105
(CUSIP Number)

MICHAEL P. KRENSAVAGE
KRENSAVAGE ASSET MANAGEMENT, LLC
130 E. 59th St.
11th Floor
New York, NY 10022
(212) 518-1970

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,925,170
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,925,170
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,925,170
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,925,170
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS TOO, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,920
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 521,920
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS TOO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,920
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 521,920
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,447,090
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,447,090
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON MICHAEL P. KRENSAVAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,447,090
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,447,090
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON JEFFREY D. GOLDBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON DARREN P. LEHRICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON MARK D. STOLPER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON FRANK R. WILLIAMS JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Krensavage Partners, LP, a Delaware limited partnership (“Krensavage Partners”);

(ii)	Krensavage Partners Too, LP, a Delaware limited partnership (“Krensavage Partners Too”);

(iii)	Krensavage Advisors, LLC, a Delaware limited liability company (“Krensavage Advisors”), which serves as the general partner of Krensavage Partners;

(iv)	Krensavage Advisors Too, LLC, a Delaware limited liability company (“Krensavage Advisors Too”), which serves as the general partner of Krensavage Partners Too;

(v)
Krensavage Asset Management, LLC, a Delaware limited liability company (“Krensavage Asset Management”), which serves as the investment manager of each of Krensavage Partners and Krensavage Partners Too;

(vi)	Michael P. Krensavage, who serves as the managing member of Krensavage Asset Management;

(vii)	Jeffrey D. Goldberg, as a nominee for the Board of Directors of the Issuer (the “Board”);

(viii)	Darren P. Lehrich, as a nominee for the Board;

(ix)	Mark D. Stolper, as a nominee for the Board; and

(x)	Frank R. Williams Jr., as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Krensavage Partners, Krensavage Partners Too, Krensavage Advisors, Krensavage Advisors Too, Krensavage Asset Management, and Mr. Krensavage is 130 E. 59th St., 11th Floor, New York, NY 10022.  The principal business address of Mr. Goldberg is 3201 Barhite Street, Pasadena, California 91107. The principal business address of Mr. Lehrich is 500 Cummings Center, Suite 6500, Beverly, MA 01915.  The principal business address of Mr. Stolper is c/o RadNet, Inc., 1510 Cotner Avenue, Los Angeles, California 90025.  The principal business address of Mr. Williams is 200 Park Avenue, 32nd Floor, New York, New York 10166.

CUSIP NO. 74975N105

(c)           The principal business of each of Krensavage Partners and Krensavage Partners Too is investing in securities. The principal business of Krensavage Advisors is serving as the general partner of Krensavage Partners. The principal business of Krensavage Advisors Too is serving as the general partner of Krensavage Partners Too. The principal business of Krensavage Asset Management is serving as the investment manager of each of Krensavage Partners and Krensavage Partners Too. The principal occupation of Mr. Krensavage is serving as the managing member of Krensavage Asset Management.   The principal occupation of Mr. Goldberg is serving as Chair of the Board of Directors of MModal IP LLC, a provider of service-based and technology-based transcription, coding, and clinical documentation-improvement services to health care systems, and as Co-Chair of Surgical Specialties Corporation, which supplies blades and wound-closure devices to support the surgical suite as well as OEM products to most of the world’s largest medical device companies.  The principal occupation of Mr. Lehrich is serving as Senior Vice President, Strategy & Investor Relations of American Renal Associates, Inc., a national provider of dialysis services.  The principal occupation of Mr. Stolper is serving as Executive Vice President and Chief Financial Officer of RadNet, Inc., a national provider of freestanding, fixed-site outpatient diagnostic imaging services in the U.S. based on number of locations and annual imaging revenue.  Mr. Stolper also serves as a member of the Boards of Directors of On Track Innovations, Ltd., a developer and marketer of contactless microprocessor-based smart card solutions, and Surgical Solutions, LLC, a provider of minimally invasive surgical support and equipment.  The principal occupation of Mr. Williams is serving as Senior Vice President and Senior Managing Director of Acquisitions for Medical Properties Trust, Inc., a real estate investment trust focusing exclusively on providing capital to acute care facilities.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Krensavage, Goldberg, Lehrich, Stolper, and Williams are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 12, 2016, Krensavage Partners (together with its affiliates, “Krensavage”) delivered a letter to the Issuer (the “Supplemental Letter”) supplementing Krensavage’s February 19, 2016 letter to the Issuer nominating four highly qualified nominees for election to the Board at the 2016 annual meeting of stockholders (the “Annual Meeting”).  In the Supplemental Letter, Krensavage notified the Issuer of its substitution of Darren P. Lehrich for former nominee John S. Watts Jr., as one of Krensavage’s nominees for election to the Board at the Annual Meeting.  Krensavage believes Mr. Lehrich is well qualified to serve on the Board, as evidenced by his biography below, given his relevant credentials and industry experience.

Darren P. Lehrich has served as Senior Vice President, Strategy & Investor Relations of American Renal Associates, Inc. (“ARA”), a national provider of dialysis services, since July 2015. Prior to ARA, Mr. Lehrich served as Managing Director in the Health Care Providers Equity Research Team at Deutsche Bank AG (NYSE:DB), a global banking and financial services company, from May 2005 to July 2015. Prior to Deutsche Bank, Mr. Lehrich served as Managing Director and Senior Analyst covering the Health Care Services sector at Piper Jaffray & Co, a subsidiary of the investment banking and asset management firm Piper Jaffray Companies (NYSE:PJC), from 2004 to 2005. He also served as a Senior Health Care Analyst at SunTrust Robinson Humphrey, Inc., an investment banking firm, from 2001 to 2004, and at ING Barings Furman Selz LLC, a securities firm, from 1997 to 2001. Mr. Lehrich began his career at Memorial Sloan-Kettering Cancer Center, where he served in practice management roles in the Ambulatory Care Division, from 1993 to 1995. Mr. Lehrich earned his MBA in Finance from the Krannert School of Management at Purdue University and a B.S. in Healthcare Policy and Administration from the Pennsylvania State University. Mr. Lehrich was Nashville Health Care Council Fellow (2015), and a recipient of the Penn State Alumni Achievement Award (2007).

CUSIP NO. 74975N105

Krensavage filed a preliminary proxy statement in connection with the Annual Meeting, which included Mr. Lehrich as one of Krensavage’s four highly qualified nominees.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,803,111 Shares outstanding, as of February 26, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2016.

A.	Krensavage Partners

(a)	As of the date hereof, Krensavage Partners directly owns 2,925,170 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,925,170
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,925,170
4. Shared power to dispose or direct the disposition: 0

(c)	Krensavage Partners has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

B.	Krensavage Advisors

(a)	Krensavage Advisors, as the general partner of Krensavage Partners, may be deemed the beneficial owner of the 2,925,170 Shares owned by Krensavage Partners.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 2,925,170
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,925,170
4. Shared power to dispose or direct the disposition: 0

(c)	Krensavage Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 74975N105

C.	Krensavage Partners Too

(a)	As of the date hereof, Krensavage Partners Too directly owns 521,920 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 521,920
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 521,920
4. Shared power to dispose or direct the disposition: 0

(c)	Krensavage Partners Too has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

D.	Krensavage Advisors Too

(a)	Krensavage Advisors Too, as the general partner of Krensavage Partners Too, may be deemed the beneficial owner of the 521,920 Shares owned by Krensavage Partners Too.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 521,920
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 521,920
4. Shared power to dispose or direct the disposition: 0

(c)	Krensavage Advisors Too has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	Krensavage Asset Management

(a)
Krensavage Asset Management, as the investment manager of each of Krensavage Partners and Krensavage Partners Too, may be deemed the beneficial owner of the (i) 2,925,170 Shares owned by Krensavage Partners and (ii) 521,920 Shares owned by Krensavage Partners Too.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,447,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,447,090
4. Shared power to dispose or direct the disposition: 0

(c)	Krensavage Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 74975N105

F.	Mr. Krensavage

(a)
Mr. Krensavage, as the managing member of Krensavage Asset Management, may be deemed the beneficial owner of the (i) 2,925,170 Shares owned by Krensavage Partners and (ii) 521,920 Shares owned by Krensavage Partners Too.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,447,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,447,090
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Krensavage has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

G.           Messrs. Goldberg, Lehrich, Stolper, and Williams

(a)	As of the date hereof, Messrs. Goldberg, Lehrich, Stolper, and Williams do not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Goldberg, Lehrich, Stolper, or Williams has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 14, 2016, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of Krensavage’s nominees at the Annual Meeting (the “Solicitation”), and (c) Krensavage agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation. The Amended and Restated Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 74975N105

Pursuant to a letter agreement, Krensavage has agreed to indemnify Mr. Lehrich against claims arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Amended and Restated Joint Filing and Solicitation Agreement by and among Krensavage Partners, LP, Krensavage Partners Too, LP, Krensavage Advisors, LLC, Krensavage Advisors Too, LLC, Krensavage Asset Management, LLC, Michael P. Krensavage, Jeffrey D. Goldberg, Darren P. Lehrich, Mark D. Stolper, and Frank R. Williams Jr., dated April 14, 2016.

99.2	Form of Indemnification Letter Agreement.

99.3	Power of Attorney.

CUSIP NO. 74975N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2016

Krensavage Partners, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Partners Too, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Advisors, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Advisors Too, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Asset Management, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

/s/ Michael P. Krensavage
MICHAEL P. KRENSAVAGE Individually and as attorney-in-fact for Jeffrey D. Goldberg, Darren P. Lehrich, Mark D. Stolper, and Frank R .Williams Jr.